Exhibit 99.1

China Zenix Auto International Limited Reports Financial Results
for 2019 Third Quarter

ZHANGZHOU, China, November 21, 2019 – China Zenix Auto International Limited (OTC: ZXAIY) (“Zenix Auto” or “the Company”), the largest commercial vehicle wheel manufacturer in China in both the aftermarket and OEM market by sales volume, today announced its unaudited financial results for the third quarter ended September 30, 2019.

Financial Highlights

Third Quarter 2019:

●	Revenue was RMB531.9 million (US$74.4 million), down 27.2% year-over-year;
●	Sales to the Chinese OEM market decreased 33.5% year-over-year;
●	Aftermarket sales decreased by 15.3% year-over-year;
●	Gross margin was 6.2%;
●	Loss and total comprehensive loss for the period was RMB40.3 million (US$5.6 million);
●	Net cash from operations of RMB146.3 million (US$20.5 million) was generated during the third quarter of 2019.

First Nine Months of 2019

●	Revenue was RMB2,000.2 million (US$279.8 million), a decrease of 18.5% year-over-year compared with RMB2,454.2 million in the first nine months of 2018;
●	Tubeless steel wheel sales decreased by 18.4% year-over-year;
●	Sales of aluminum wheels decreased by 16.2% year-over-year;
●	Gross margin was 10.6%;
●	Selling and distribution expenses declined by 13.2% and administrative costs were 23.4% lower year-over-year;
●	Loss and total comprehensive loss for the period was RMB34.5 million (US$4.8 million) with basic and diluted loss per American Depositary Share (“ADS”) of RMB0.67 (US$0.09);
●	Bank balances and cash, pledged bank deposits and fixed bank deposits with maturity period over three months totaled RMB1,293.4 million (US$181.0 million).

Mr. Junqiu Gao, Deputy CEO and Chief Sales and Marketing Officer of Zenix Auto, commented, “The Chinese GDP grew at 6.0% in the third quarter of 2019; the slowest growth since the first quarter of 1992. Chinese commercial vehicle sales during the quarter consisted of a 6.4% decline in July 2019, a 2.8% decrease in August 2019, and an increase of 1.9% in September 2019, according to statistics from the China Association of Automobiles (“CAAM”). The implementation of the stricter National VI emission standard starting July 1, 2019 in major parts of the country resulted in retailers increasing

Exhibit 99.1

promotions to boost sales of their inventory of National V emission standard compliant vehicles. The National VI emission standard has affected OEM vehicle production as current inventories are drawn down.  The nationwide implementation of the National VI emission standard is following soon.”

Mr. Martin Cheung, CFO of Zenix Auto, commented, "We remain financially strong as we  ended the 2019 third quarter with bank balances and cash, pledged bank deposits and fixed bank deposits with a maturity period over three months of RMB1,293.4 million (US$181.0 million).  We generated net cash from operations of RMB146.3 million (US$20.5 million) during the third quarter of 2019 as well. We have adjusted our personnel and operational requirements to better utilize our resources in the future.”

2019 Third Quarter Results

Revenue for the third quarter was RMB531.9 million (US$74.4 million) compared with RMB730.4 million for the third quarter of 2018. The decrease in revenue on a year-over-year basis was mainly due to reduced production by some of the Company’s key OEM customers in China, namely JAC, Foton, Yutong and Sinotruk, and softer demand from international sales.

Sales to the Chinese OEM market decreased by 33.5% year-over-year to RMB291.4 million (US$40.8 million) in the third quarter of 2019 compared to RMB438.4 million in the same quarter of 2018. Total unit sales in the OEM market decreased by 28.1% year-over-year during the third quarter of 2019.

Aftermarket sales in China decreased by 15.3% year-over-year to RMB185.0 million (US$25.9 million) in the third quarter of 2019 from RMB218.4 million in the third quarter of 2018.  Total unit sales in the aftermarket decreased by 7.4% year-over-year as the softer economy affected the logistics sector. Lower selling prices in the aftermarket also contributed to the revenue decline.

International sales decreased by 24.5% year-over-year to RMB55.5 million (US$7.8 million) in the third quarter of 2019 compared to sales of RMB73.6 million in the third quarter of 2018. Total international unit sales decreased by 28.6% year-over-year in the third quarter of 2019 mainly due to continued weak demand in Southeastern Asian countries and the high material costs affecting the Company’s pricing competitiveness.

In the third quarter of 2019, domestic OEM sales, domestic aftermarket sales and international sales contributed 54.8%, 34.8% and 10.4% of revenue, respectively.

Sales of tubed steel wheels comprised 45.5% of 2019 third quarter revenue compared to 45.1% in the same quarter in 2018. Tubeless steel wheel sales represented 41.2% of 2019 quarter revenue compared to 42.5% in the same quarter of 2018. While tubed and tubeless steel wheel sales remain the main sources of revenue for the Company, sales of aluminum wheels accounted for 9.4% of third quarter revenue as compared to 8.7% in the same quarter a year ago.

Exhibit 99.1

Third quarter gross profit was RMB32.9 million (US$4.6 million), compared to RMB88.7 million in the same quarter in 2018. Gross margin was 6.2%, compared with 12.1% in the third quarter of 2018. Despite the improved margin in international sales, the decline in overall unit sales and selling prices on a year-over-year basis led to the decrease in the overall gross margin.

Selling and distribution expenses decreased by 17.7% to RMB34.5 million (US$4.8 million) from RMB41.9 million in the third quarter of 2018. The decrease in selling and distribution costs was primarily due to lower transportation expenses associated with lower sales volume. As a percentage of revenue, selling and distribution costs were 6.5% in the third quarter of 2019, compared to 5.7% in the same quarter a year ago.

Research and development ("R&D") expenses increased by 10.6% to RMB14.0 million (US$2.0 million), compared to RMB12.6 million in the third quarter of 2018. R&D as a percentage of revenue was 2.6% in the third quarter of 2019, compared to 1.7% in the same quarter a year ago. Despite the sluggish market, the Company continued to commit to new product development.

Administrative expenses decreased by 39.5% to RMB31.3 million (US$4.4 million) from RMB51.8 million in the third quarter of 2018.  This decrease is mainly due to a one-time loss of RMB18.5 (US$2.7 million) on the disposal of an obsolete production line at the Lang Fang steel wheel factory in the third quarter of 2018.  As a percentage of revenue, administrative expenses were 5.9%, compared to 7.1% of revenue in the third quarter of 2018.

Net loss and total comprehensive loss were RMB40.3 million (US$5.6 million) in the third quarter of 2019 compared to a net loss and total comprehensive loss of RMB15.1 million for the third quarter of 2018.

Basic and diluted losses per ADS were RMB0.78 (US$0.11) in the third quarter of 2019 compared to basic and diluted loss per ADS of RMB0.29 in the third quarter of 2018.

In the third quarter of 2019, the Company recorded net cash inflows from operating activities of RMB146.3 million (US$20.5 million). Days Sales Outstanding (DSO) was at 56 days in the third quarter of 2019, in comparison with 54 days during the full year of 2018. The Company had capital expenditures of RMB6.7 million (US$0.9 million) for the purchase of property, plant and equipment in the third quarter of 2019.

During the third quarter of 2019 and 2018, the weighted average number of ordinary shares was 206.5 million and the weighted average number of ADSs was 51.6 million.

2019 First Nine Months Results

Revenue for the first nine months ended September 30, 2019 was RMB2,000.2 million (US$279.8 million) compared with RMB2,454.2 million in the first nine months of 2018.

Exhibit 99.1

Sales to the Chinese OEM market decreased by 24.3% year-over-year to RMB1,086.2 million (US$152.0 million) and represented 54.3% of revenue. Aftermarket sales decreased by 6.2% year-over-year to RMB694.6 million (US$97.2 million) in the first nine months of 2019 and represented 34.7% of total revenue. International sales decreased by 21.5% year-over-year to RMB219.4 million (US$30.7 million) and represented 11.0% of revenue.

Tubed steel wheel sales for the first nine months ended September 30, 2019 decreased by 20.4% compared with the same period in 2018 and accounted for 45.0% of revenue. Tubeless steel wheel sales decreased by 18.4% from the same period a year ago and accounted for 42.1% of revenue. Aluminum wheel sales decreased 16.2% from the same period a year ago and accounted for 8.8% of revenue. Off-road steel wheel sales increased by 22.7% and accounted for 2.2% of revenue.

Gross profit for the first nine months ended September 30, 2019 was RMB211.8 million (US$29.6 million) compared with RMB298.9 million during the same period in 2018. Gross margin was 10.6% compared with 12.2% in the same period last year.

Net loss and total comprehensive loss for the first nine months ended June 30, 2019 was RMB34.5 million (US$4.8 million) compared with net profit and total comprehensive income of RMB5.2 million during the same period in 2018.

Basic and diluted losses per ADS for the first nine months ended September 30, 2019 were RMB 0.67 (US$0.09), compared with basic and diluted earnings per ADS RMB 0.10 during the same period in 2018.

As of September 30, 2019, Zenix Auto had bank balances and cash of RMB980.0 million (US$137.1 million) and fixed bank deposits with a maturity period over three months of RMB290.0 million (US$40.6 million). Pledged bank deposits were RMB23.4 million (US$3.3 million). Total bank borrowings were RMB558.0 million (US$78.1 million). Total equity attributable to owners of the Company was RMB2,504.1 million (US$350.3 million).

Conference Call Information

The Company will host a conference call, to be simultaneously webcast, on Thursday, November 21, 2019 at 8:00 a.m. ET/ 9:00 p.m. Beijing Time. Interested parties may participate in the conference call by dialing +1-877-407-0782 (U.S. Toll Free) or +1-201-689-8567 (International). Please dial in five minutes before the call start time and ask to be connected to the “China Zenix Auto” conference call.

A replay will be available shortly after the conclusion of the conference call through December 21, 2019, at 8:00 a.m. ET. Interested parties may access the replay by dialing +1-877-481-4010 (U.S. Toll Free) or +1-919-882-2331 (International) and using Conference ID 56808 to access the replay.

Exhibit 99.1

Exchange Rate Information

The United States dollar (US$) amounts disclosed in this press release are presented solely for the convenience of the reader. All translations from RMB to U.S. dollars are made at a rate of RMB7.1477 to US$1.00, the effective noon buying rate as of September 30, 2019 in The City of New York, for cable transfers of RMB as set forth in the H.10 weekly statistical release of the Federal Reserve Board. The percentages stated are calculated based on RMB amounts.

About China Zenix Auto International Limited

China Zenix Auto International Limited is the largest commercial vehicle wheel manufacturer in China in both the aftermarket and OEM market by sales volume. The Company offers more than 834 series of aluminum wheels, tubed steel wheels, tubeless steel wheels, and off-road steel wheels in the aftermarket and OEM markets in China and internationally. The Company's customers include large PRC commercial vehicle manufacturers, and it also exports products to over 78 distributors in more than 30 countries worldwide. With six large, strategically located manufacturing facilities in multiple regions across China, the Company has a designed annual production capacity of approximately 15.5 million units of steel and aluminum wheels as of September 30, 2019. For more information, please visit: www.zenixauto.com/en.

Safe Harbor

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," "confident" and similar statements. The Company may make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees. Statements that are not historical facts, including statements about the Company's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. Further information regarding these risks is included in our filings with the SEC. The Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release and in the attachments is as of the date of the press release, and the Company undertakes no duty to update such information, except as required under applicable law.

For more information, please contact

Kevin Theiss
Awaken Advisors
Tel: +1-(212) 521-4050
Email: Kevin@awakenlab.com

Exhibit 99.1

- tables follow –

China Zenix Auto International Limited
Unaudited Condensed Consolidated Statements of Profit or Loss and Other Comprehensive Income
For the three months ended September 30, 2019 and 2018
(RMB and US$ amounts expressed in thousands, except number of shares and per share data)

	2018 Q3	2019 Q3	2019 Q3
	RMB' 000	RMB' 000	US$' 000
Revenue	730,385	531,875	74,412
Cost of sales	(641,652)	(498,972)	(69,809)
Gross profit	88,733	32,903	4,603
Other operating income	3,750	4,200	588
Net exchange gain	1,582	1,115	156
Selling and distribution costs	(41,900)	(34,464)	(4,822)
Research and development expenses	(12,641)	(13,982)	(1,956)
Administrative expenses	(51,790)	(31,348)	(4,385)
Finance costs	(5,877)	(6,202)	(868)
Loss before taxation	(18,143)	(47,778)	(6,684)
Income tax credit	3,060	7,499	1,049

Loss and total comprehensive loss for the period	(15,083)	(40,279)	(5,635)

Loss per share
Basic	(0.07)	(0.20)	(0.03)
Diluted	(0.07)	(0.20)	(0.03)

Loss per ADS
Basic	(0.29)	(0.78)	(0.11)
Diluted	(0.29)	(0.78)	(0.11)

Shares	206,500,000	206,500,000	206,500,000
ADSs	51,625,000	51,625,000	51,625,000

Exhibit 99.1

Unaudited Condensed Consolidated Statements of Profit or Loss and Other Comprehensive Income
For the nine months ended September 30, 2019 and 2018
(RMB and US$ amounts expressed in thousands, except number of shares and per share data)

	2018	2019	2019
	RMB' 000	RMB' 000	US$' 000
Revenue	2,454,213	2,000,223	279,841
Cost of sales	(2,155,353)	(1,788,422)	(250,209)
Gross profit	298,860	211,801	29,632
Other operating income	11,927	13,144	1,839
Net exchange gain	1,609	1,108	155
Selling and distribution costs	(135,849)	(117,850)	(16,488)
Research and development expenses	(39,225)	(42,198)	(5,904)
Administrative expenses	(112,996)	(86,525)	(12,105)
Finance costs	(17,337)	(18,230)	(2,550)
Profit (loss) before taxation	6,989	(38,750)	(5,421)
Income tax (expense) credit	(1,760)	4,202	588

Profit (loss) and total comprehensive income (loss) for the period	5,229	(34,548)	(4,833)

Earnings (loss) per share
Basic	0.03	(0.17)	(0.02)
Diluted	0.03	(0.17)	(0.02)

Earnings (loss) per ADS
Basic	0.10	(0.67)	(0.09)
Diluted	0.10	(0.67)	(0.09)

Shares	206,500,000	206,500,000	206,500,000
ADSs	51,625,000	51,625,000	51,625,000

Exhibit 99.1

China Zenix Auto International Limited Unaudited Condensed Consolidated Statements of Financial Position
(RMB and US$ amounts expressed in thousands)

	December 31 2018	September 30 2019	September 30 2019
	RMB'000	RMB'000	US$' 000
ASSETS
Current Assets
Inventories	172,111	232,113	32,473
Trade and other receivables and prepayments	776,473	594,683	83,199
Prepaid lease payments	9,425	9,425	1,319
Pledged bank deposits	33,500	23,400	3,274
Fixed bank deposits with maturity period over three months	290,000	290,000	40,572
Bank balances and cash	933,250	979,989	137,106
Total current assets	2,214,759	2,129,610	297,943

Non-Current Assets
Property, plant and equipment	1,099,003	1,008,434	141,086
Prepaid lease payments	357,599	350,530	49,041
Deferred tax assets	40,272	50,384	7,049
Intangible assets	17,000	17,000	2,378
Deposits paid for acquisition of property, plant and equipment	-	86,964	12,167
Total non-current assets	1,513,874	1,513,312	211,721
Total assets	3,728,633	3,642,922	509,664
EQUITY AND LIABILITIES
Current Liabilities
Trade and other payables and accruals	611,463	471,897	66,021
Amount due to a shareholders	9,911	16,565	2,318
Taxation payable	2,477	641	90
Bank borrowings	473,000	558,000	78,067
Total current liabilities	1,096,851	1,047,103	146,496
Deferred tax liabilities	86,239	85,422	11,951
Deferred income	6,903	6,305	882
Total non-current liabilities	93,142	91,727	12,833
Total liabilities	1,189,993	1,138,830	159,329
EQUITY
Share capital	136	136	19
Paid in capital	392,076	392,076	54,853
Reserves	2,146,428	2,111,880	295,463
Total equity attributable to owners of the company	2,538,640	2,504,092	350,335
Total equity and liabilities	3,728,633	3,642,922	509,664

Exhibit 99.1

China Zenix Auto International Limited
Unaudited Condensed Consolidated Statement of Cash Flows
For the three months ended September 30, 2019
(RMB and US$ amounts expressed in thousands)

	Three Months Ended
OPERATING ACTIVITIES	September 30, 2019
	RMB' 000	US$' 000
Loss before taxation	(47,778)	(6,684)
Adjustments for:
Amortization of prepaid lease payments	2,356	330
Depreciation of property plant and equipment	33,803	4,729
Release of deferred income	(199)	(28)
Finance costs	6,202	868
Loss on disposal of property, plant and equipment	144	20
Interest income	(2,996)	(419)
Operating cash flows before movements in working capital	(8,468)	(1,184)
Increase in inventories	(14,609)	(2,044)
Decrease in trade and other receivables and prepayments	285,524	39,946
Decrease in trade and other payables and accruals	(115,604)	(16,174)
Cash generated from operations	146,843	20,544
Interest received	3,122	437
PRC income tax paid	(3,686)	(516)
NET CASH FROM OPERATING ACTIVITIES	146,279	20,465
INVESTING ACTIVITIES
Purchase of property, plant and equipment	(6,734)	(942)
Placement of pledged bank deposits	(147,400)	(20,622)
Withdrawal of pledged bank deposits	155,000	21,686
Deposits paid for acquisition of property, plant and equipment	(90,744)	(12,696)
Placement of fixed bank deposits with maturity periods over three months	(160,000)	(22,385)
Withdrawal of fixed bank deposits with maturity periods over three months	160,000	22,385
NET CASH USED IN INVESTING ACTIVITIES	(89,878)	(12,574)
FINANCING ACTIVITIES
New bank borrowings raised	(80,000)	(11,192)
Repayment of bank borrowings	80,000	11,192
Interest paid	(6,202)	(868)
Advance from a shareholder	6,007	841
NET CASH F USED IN FINANCING ACTIVITIES	(195)	(27)
NET INCREASE IN CASH AND CASH EQUIVALENTS	56,206	7,864
Cash and cash equivalents at beginning of the period	924,409	129,330
Effect of foreign exchange rate changes	(626)	(88)
Cash and cash equivalents at end of the period	979,989	137,106

Exhibit 99.1

China Zenix Auto International Limited
Unaudited Condensed Consolidated Statement of Cash Flows
For the nine months ended September 30, 2019
(RMB and US$ amounts expressed in thousands)

	Nine Months Ended
OPERATING ACTIVITIES	September 30, 2019
	RMB' 000	US$' 000
Loss before taxation	(38,750)	(5,421)
Adjustments for:
Amortization of prepaid lease payments	7,069	989
Depreciation of property plant and equipment	101,882	14,254
Release of deferred income	(598)	(84)
Finance costs	18,230	2,551
Loss on disposal of property, plant and equipment	146	20
Interest income	(8,953)	(1,253)
Operating cash flows before movements in working capital	79,026	11,056

Increase in inventories	(60,002)	(8,395)
Decrease in trade and other receivables and prepayments	182,481	25,530
Decrease in trade and other payables and accruals	(140,222)	(19,618)
Cash generated from operations	61,283	8,573
Interest received	9,096	1,273
PRC income tax paid	(8,929)	(1,249)
NET CASH FROM OPERATING ACTIVITIES	61,450	8,597
INVESTING ACTIVITIES
Purchase of property, plant and equipment	(7,118)	(996)
Placement of pledged bank deposits	(479,900)	(67,140)
Withdrawal of pledged bank deposits	490,000	68,554
Proceeds on disposal of property, plant and equipment	49	7
Deposits paid for acquisition of property, plant and equipment	(90,744)	(12,696)
Placement of fixed bank deposits with maturity periods over three months	(1,220,000)	(170,684)
Withdrawal of fixed bank deposits with maturity periods over three months	1,220,000	170,684
NET CASH USED IN INVESTING ACTIVITIES	(87,713)	(12,271)
FINANCING ACTIVITIES
New bank borrowings raised	420,000	58,760
Repayment of bank borrowings	(335,000)	(46,868)
Interest paid	(18,184)	(2,544)
Advance from a shareholder	6,654	931
NET CASH FROM FINANCING ACTIVITIES	73,470	10,279
NET INCREASE IN CASH AND CASH EQUIVALENTS	47,207	6,605
Cash and cash equivalents at beginning of the period	933,250	130,566
Effect of foreign exchange rate changes	(468)	(65)
Cash and cash equivalents at end of the period	979,989	137,106